UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. 6)*

NetSol Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64115A204

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

(Continued on the Following Pages)

(Page 1 of 5)

CUSIP No. 64115A204	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Tail Wind Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☐
(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

2,780,989

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,780,989

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,780,989

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64115A204	13G	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tail Wind Advisory & Management Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☐
(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

A U.K. corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

2,780,989

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,780,989

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,780,989

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64115A204	13G	Page 4 of 5 Pages

This statement is filed pursuant to Rule 13d-2(a) with respect to the common stock (the "Common Stock") of NetSol Technologies, Inc. beneficially owned by the Reporting Persons specified herein as of January 31, 2009 and amends and supplements the Schedule 13G filed by The Tail Wind Fund Ltd. on June 23, 2006, as amended on February 12, 2007, July 12, 2007, July 16, 2007, January 23, 2008 and August 4, 2008 (the "Schedule 13G").

The names of the persons filing this Amendment No. 6 to Schedule 13G are: (1) The Tail Wind Fund Ltd., a B.V.I. corporation ("TWF"), and (2) Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”), as joint filers (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 6 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 6 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,780,989 shares of Common Stock*

(b)	Percent of class:

The Reporting Persons’ beneficial ownership 2,780,989*shares of Common Stock constitutes 9.9%* of all the outstanding shares of Common Stock, based upon 26,419,770 shares of Common Stock outstanding as of September 15, 2008, as reported by the issuer, plus the number of shares underlying the Notes, Preferred Stock and Warrants held by the Reporting Persons (as defined below).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

2,780,989*

(ii)	Shared power to vote or to direct the vote

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of

2,780,989*

(iv)	Shared power to dispose or to direct the disposition of

Not applicable.

*Subject to the Ownership Limitation (defined below), TWF may be deemed to beneficially own a total of 7,322,727 shares of Common Stock (the “TWF Shares”), including (i) 1,109,965 shares of Common Stock held by TWF, (ii) 1,206,896 shares of Common Stock issuable upon conversion of $1,750,000 in liquidation preference of the issuer’s Series A 7% Cumulative Convertible Preferred Stock (“Preferred Stock”) issued to TWF at a conversion price of $1.45, (iii) 641,025 shares of Common Stock issuable upon exercise of warrants issued to TWF on June 29, 2007, (iv) 641,025 shares of Common Stock issuable upon exercise of warrants issued to TWF on October 29, 2007 (together with the warrants issued on June 29, 2007, the “Warrants”), and (v) 3,723,816 shares of Common Stock issuable upon conversion of $2,904,576.59 in principal amount of the issuer’s Convertible Notes due July 31, 2011 issued to TWF on July 23, 2008 at a conversion price of $0.78(the “TWF Notes”).

CUSIP No. 64115A204	13G	Page 5 of 5 Pages

Subject to the Ownership Limitation, TWAM may be deemed to beneficially own a total of 8,198,919 shares of Common Stock (the “TWAM Shares”), including (i) the TWF Shares, which it may be deemed to beneficially own in its capacity as the investment manager for TWF, and (ii) 876,192 shares of Common Stock issuable upon conversion of $683,429.79 in principal amount of the issuer’s Convertible Notes due July 31, 2011 issued to TWAM on July 23, 2008 at a conversion price of $0.78 (together with the TWF Notes, the “Notes”).

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Persons’ Notes, Preferred Stock and Warrants are convertible and exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person's beneficial ownership to exceed the Ownership Limitation.

Therefore, in accordance with the Ownership Limitation, based upon 26,419,770 shares of common stock outstanding as of September 15, 2008, each of the Reporting Persons beneficially owns 2,780,989 shares of Common Stock, TWF disclaims beneficial ownership of 4,541,738 and TWAM disclaims beneficial ownership of 5,417,930 shares of Common Stock.

In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that TWAM, in its capacity as investment manager for TWF, is the beneficial owner of the TWF Shares or that David Crook, in his capacity as CEO and controlling shareholder of TWAM, is the beneficial owner of the TWAM Shares. TWAM expressly disclaims any equitable or beneficial ownership of the TWF Shares, and David Crook expressly disclaims any equitable or beneficial ownership of the TWAM Shares.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 12, 2009	THE TAIL WIND FUND LTD.

	By:	/s/ Andrew P. MacKellar
Andrew P. MacKellar, Director

Dated: February 12, 2009	TAIL WIND ADVISORY & MANAGEMENT LTD.

	By:	/s/ David Crook
David Crook, CEO

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 2,780,989 shares of Common Stock of NetSol Technologies, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 12, 2009.

THE TAIL WIND FUND LTD.

By:	/s/ Andrew P. MacKellar
Andrew P. MacKellar, Director

TAIL WIND ADVISORY & MANAGEMENT LTD.

By:	/s/ David Crook
David Crook, CEO